UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

    Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at July 9, 2008

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: July 14, 2008

Print the name and title of the signing officer under his signature

   Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC WORK PROGRAMS ARE IDENTIFYING SIGNIFICANT DRILL TARGETS

July 9, 2008, Vancouver, BC - Amarc Resources Ltd. (TSX-V: AHR, OTCBB: AXREF) is pleased to report that Aeroquest Limited has recently completed 1,128 line kilometres of helicopter-borne AeroTem II magnetic geophysical surveys over the Company's 100% owned Aspira and Rapid properties located in central British Columbia. These properties are proximal to the Yellowhead Provincial Highway and the CNR rail line which links them to the bulk shipping terminals at Prince Rupert to the west.

The Aspira Project, located 40 kilometres northeast of the town of Burns Lake and 35 kilometres north of the Endako Mine, lies within the highly prospective Sitlika Zinc-Copper Belt. It hosts significant potential for the discovery of zinc-copper rich volcanogenic massive sulphide (VMS) deposits. The Sitlika Belt is an exceptionally strong regional exploration play and is being aggressively pursued by Amarc.

The airborne geophysical survey over Aspira has defined a 15 kilometre long linear magnetic high that remains open along strike. Parallel to the magnetic high is a pronounced magnetic low or trough feature measuring 150 metres wide and some 15 kilometres long. Geological mapping has confirmed that this magnetic trough coincides with the presence of fine grained sediments, felsic volcanic rocks and the 2 kilometre long (and open ended) highly anomalous zinc in soil anomaly announced on June 10, 2008. This rock package has likely acted as a preferred stratigraphic interval for the deposition of sulphide mineralization (see Aspira Project maps at www.amarcresources.com).

An intensive field program is underway along the favorable 15 kilometre trend of the magnetic trough. Work programs, which include geological mapping, stream sediment and soil geochemical sampling and induced polarization geophysical surveys, are defining very compelling drill targets. A drill contractor has been selected and a 7 kilometre long access road for drilling is currently under construction.

In addition, Amarc has claimed the Rapid Project to cover approximately 400 square kilometres of anomalous copper-zinc-silver geochemical values recently released by B.C. Geoscience. This new Rapid property is located 27 kilometres northeast of Aspira and 36 kilometres northwest of Fort St. James. Access to the site is by a network of forestry roads. The airborne magnetics survey is being followed up by a team conducting focused geological mapping, geochemical soil and induced polarization geophysical surveys in the expectation of developing drill targets on the Rapid property.

Amarc's exploration team has discovered a significant, regionally extensive rock package which is permissive to volcanic hosted massive sulphide mineralization. Ongoing geological, geochemical and geophysical field programs are supporting this conclusion. Amarc has recently increased its land holding along the Sitlika Belt by 971 square kilometres. The Company's total land position held by staking and option along the Sitlika Belt is now approximately 2,000 square kilometres.

In addition to the Aspira, Bodine and Rapid properties some 15 other priority areas that have multiple zinc and/or copper dominated targets are being further assessed by field surveys.

About Amarc

Amarc Resources Ltd. is a Vancouver based exploration and development company, focused on making the next major new mineral deposit discovery in the Province of British Columbia. Amarc is affiliated with Hunter Dickinson Services Inc., the personnel and management of which have enjoyed considerable success in BC through their involvement with the Golden Bear, Mt. Milligan, Kemess, Prosperity, Gibraltar and Harmony deposits. Hunter Dickinson expects to further its B.C. success through Amarc.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at
1-800-667-2114. The Company will be launching updates on its website shortly.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future exploration results, resource potential or developments that Amarc expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.